5519 W. Idlewild Avenue Tampa, Florida 33634 813.313.1800 (P) 813.881.1870 (F)

May 14, 2010

VIA EDGAR

Mr. John Reynolds

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, DC 20549

Re:	Cott Corporation
Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
File No. 001-31410

Dear Mr. Reynolds:

This letter is submitted on behalf of Cott Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated May 5, 2010, to Jerry Fowden, Chief Executive Officer of the Company. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the filings to which such responses apply.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 27

1.

We note in the third paragraph of page 27 that retailer brand suppliers operate at low margins, which presumably contrasts with the high margins of companies that market their own brands. We further note that you also market your own brands. Please describe in future filings how the margins you earn differ between the sale of private-label products and your own-branded products, and describe any material trends between the mix of the products that have impacted your profitability. Provide us with the disclosure that you intend to include in future filings. In addition, tell us how you considered the provisions of FASB ASC 280-10-50-40, in disclosing revenues for each product or each group of similar products. In your response, tell us how you considered the economic characteristics of the products (i.e., margins) in determining their similarity.

The Staff’s comments are noted. As our outside counsel, Drinker Biddle & Reath LLP, discussed with Damon Colbert of the Staff on May 7, 2010, due to the timing of the Company’s receipt of the Comment Letter and the filing deadline for the Company’s Form 10-Q for the quarter ended April 3, 2010 (the “First Quarter Form 10-Q”), the Company was unable to discuss with the Staff and to include any revised disclosure in its First Quarter Form 10-Q prior to its filing.

With respect to the Staff’s comment regarding our branded products, we agree with the presumption that branded products would have significantly higher margins than non-branded products. However, our branded products are not marketed or sold like a typical “branded” product offering as we do not have our own distribution network or marketing and sales support that would be customary of branded products. Our branded products are private-label alternatives for our retailer customers who do not have enough volume or scale to justify their own viable private-label offering. We utilize the same manufacturing processes, logistics networks, sales and marketing resources for both our branded and private-label products. In addition, our financial systems do not accurately calculate margins by product and it would be impracticable for us to generate such level of information. Accordingly, we believe separate disclosure for our branded and private-label products is not necessary.

With respect to the Staff’s comment regarding FASB ASC 280-10-50-40, the Company considered FASB ASC 280-10-50-40 in determining the level of its disclosure of revenues for each of its products. FASB ASC 280-10-50-40 states: “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” Our carbonated soft drinks, concentrate and “all other” products represented 60%, 2% and 38% of our consolidated revenues in fiscal year 2009, respectively. The “all other” products category includes clear, still and sparkling flavored waters, energy-related drinks, juice-based products, bottled water and ready-to-drink teas.

Our carbonated soft drinks and “all other” products are sourced from the same production lines, use the same categories of ingredients and packaging, are distributed through the same logistics networks, are purchased by the same core customers and are subject to oversight from the same regulatory agencies. Based on the foregoing facts, we determined that these products would be considered a “group of similar products” and would therefore not require separate disclosure under FASB ASC 280-10-50-40. However, we voluntarily provide supplemental disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) as carbonated soft drinks and “all other” products because we believe our investors would benefit from this information.

In future filings, we will include the revenue by product disclosure currently in the MD&A section within our segment footnote of the financial statements.

Item 15. Exhibits and Financial Statement Schedules

2.	We note that you failed to include the exhibits to Exhibit 10.17. Please file a complete copy of Exhibit 10.17 with your next Exchange Act report.

We have filed the exhibits to the Credit Agreement as Exhibit 10.3 to the First Quarter Form 10-Q.

Definitive Proxy Statement on Schedule 14A

3.	Please revise the discussion of certain relationships and related transactions on page 16 to provide the disclosure required by Item 404(b) of Regulation S-K.

The Staff’s comment is noted. In future filings, we will expand the existing disclosure in a manner comparable to the revised 2009 disclosure set forth on Exhibit A.

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Staff’s comment is noted. The Human Resources and Compensation Committee of the Board of Directors of the Company (“HRCC”) monitors the risks to which our compensation policies and practices could subject us. In performing these functions, the HRCC may seek and consider input from management, outside compensation consultants, and outside counsel, among others, and considers the nature, extent and acceptability of risks that our employees may be encouraged to take by our compensation programs. These programs are intended to provide a mixture of cash and equity based compensation, and to balance short- and long-term incentives and individual and corporate achievements in a way that we believe mitigates the potential for employee actions that involve an unreasonable level of risk, while providing performance incentives based on financial and other objective criteria.

In discharging its risk oversight function, the Audit Committee of the Board of Directors of the Company did not for 2010 identify the Company’s compensation system as posing a risk from an enterprise risk management perspective.

As such, the HRCC concluded that the Company’s compensation policies and practices do not encourage excessive risk taking that is reasonably likely to have a material adverse effect on the Company.

* * * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name: Marni Morgan Poe
Its: Vice President, General Counsel and Secretary

Exhibit A

The board has determined that nine of the nominees for director, Mark Benadiba, George A. Burnett, David T. Gibbons, Betty Jane Hess, Gregory Monahan, Mario Pilozzi, Andrew Prozes, Eric Rosenfeld and Graham W. Savage, are independent within the meaning of the rules of the SEC, New York Stock Exchange and NI 58-101. A director is “independent” in accordance with the rules of the SEC, New York Stock Exchange and NI 58-101 if the board affirmatively determines that such director has no material relationship with us (either directly or as a partner, shareowner or officer of an organization that has a relationship with us).

Mr. Halperin is a non-management director but not an independent director as he is the brother of Mark R. Halperin, our former Chief Legal & Ethics Officer and Secretary. Mark R. Halperin’s employment with Cott ended in August 2007. Stephen H. Halperin is also a partner of Goodmans LLP, a law firm that provides counsel to us on a regular basis. Mr. Fowden is a management director and is therefore not independent.

During 2009, Philip B. Livingston resigned from the board. During his tenure, the board determined that Mr. Livingston was independent within the meaning of the rules of the SEC, New York Stock Exchange and NI 58-101.

Each director and nominee for election as director delivers to Cott annually a questionnaire that includes, among other things, a request for information relating to any transactions in which both the director or nominee, or their family members, and Cott participates, and in which the director or nominee, or such family member, has a material interest. ~~The~~

Pursuant to Cott’s Corporate Governance Guidelines and the charter of the Corporate Governance Committee, the Corporate Governance Committee is ~~responsible for reviewing~~required to review all ~~such~~transactions between Cott and any related party (including transactions reported to it by a director or nominee in response to the questionnaire, or that are brought to its attention by management or otherwise~~. After review, the Corporate Governance Committee approves, ratifies or disapproves such transactions.~~ ), regardless of whether the transactions are reportable pursuant to Item 404 of Regulation S-K under the Securities and Exchange Act of 1934, as amended.

After considering advice from the Corporate Governance Committee, the board of directors is required to review, and, if appropriate, approve or ratify, such related party transactions. A “related party transaction” is defined under the Corporate Governance Guidelines as any transaction in which Cott was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate board committee, or (iii) involve reimbursement of expenses in accordance with Cott’s established policy.

A “related party” is defined under the Corporate Governance Guidelines as any person who is, or at any time since the beginning of Cott’s last fiscal year was, an executive officer or director (including in each case nominees for director), any shareowner owning in excess of five percent of Cott’s common shares, or an immediate family member of an executive officer, director, or five percent shareowner.

An “immediate family member” is defined under the Corporate Governance Guidelines as a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons and daughters-in-law, brothers- and sisters-in-law, and anyone (other than employees) who shares such person's home.

Management and directors must also update the board of directors as to any material changes to proposed transactions as they occur.

Because related party transactions potentially vary, the Corporate Governance Committee or the board of directors has not to date developed a written set of standards for evaluating them, but rather addressed such transactions as there have been on a case-by-case basis.